EXHIBIT 12

AMERICAN EXPRESS COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Nine Months
	Ended September 30,	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pretax income from continuing operations	$4,437	$5,139	$4,053	$3,745	$3,315
Interest expense	3,166	3,132	2,324	1,830	1,728
Other adjustments	107	139	150	151	154
Total earnings (a)	$7,710	$8,410	$6,527	$5,726	$5,197

Fixed charges:
Interest expense	$3,166	$3,132	$2,324	$1,830	$1,728
Other adjustments	79	106	151	145	139
Total fixed charges (b)	$3,245	$3,238	$2,475	$1,975	$1,867

Ratio of earnings to fixed charges (a/b)	2.38	2.60	2.64	2.90	2.78

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.